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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                  SCHEDULE 13G
                                (Initial Filing)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             INTEGRAL VISION, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                               4 5 8 1 1 H 1 0 6
                                 (CUSIP Number)


   [X] Rule 13d-1(b) for Industrial Boxboard Corporation Profit Sharing Plan
             [X] Rule 13d-1(c) for J. N. Hunter, J. A. Hunter, and
                        Industrial Boxboard Corporation

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CUSIP Number:  4 5 8 1 1 H 1 0 6
Item 1:        Reporting Person:             J. N. Hunter
Item 4:        United States of America
Item 5:        230,000
Item 6:        719,353
Item 7:        230,000
Item 8:        719,353
Item 9:        949,353
Item 11:       9.27%
Item 12:       IN

CUSIP Number:  4 5 8 1 1 H 1 0 6
Item 1:        Reporting Person:             J. A. Hunter
Item 4:        United States of America
Item 5:        0
Item 6:        719,353
Item 7:        0
Item 8:        719,353
Item 9:        719,353
Item 11:       7.13
Item 12:       IN


CUSIP Number:  4 5 8 1 1 H 1 0 6
Item 1:        Reporting Person:             Industrial Boxboard Corporation
                                             Profit Sharing Plan, J. N. Hunter
                                             and J. A. Hunter, Trustees
Item 4:        California
Item 5:        565,353
Item 6:        0
Item 7:        565,353
Item 8:        0
Item 9:        565,353
Item 11:       5.69%
Item 12:       EP


CUSIP Number:  4 5 8 1 1 H 1 0 6
Item 1:        Reporting Person:             Industrial Boxboard Corporation,
                                             J. N. Hunter and J. A. Hunter,
                                             its sole shareholders as community
                                             property
Item 4:        California
Item 5:        154,000
Item 6:        0
Item 7:        154,000
Item 8:        0
Item 9:        154,000
Item 11:       1.61%
Item 12:       CO

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Item 1(a).     Name of Issuer:

                         Integral Vision, Inc.

Item 1(b).     Name of Issuer's Principal Executive Offices:

                         38700 Grand River Avenue
                         Farmington Hills, Michigan 4 8 3 3 5

Item 2(a).     Name of Person Filing:

                         J.N. Hunter

Item 2(b).     Address or Principal Business Office or, if none, Residence:

                         Industrial Boxboard Corporation
                         2 2 4 9 Davis Court
                         Hayward, CA 9 4 5 4 5

Item 2(c).     Citizenship:

                         United States of America

Item 2(d).     Title of Class of Securities:

                         Common Stock

Item 2(e).     CUSIP Number:

                         4 5 8 1 1 H 1 0 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

               Not applicable:     J.N. Hunter, J.A. Hunter, or for the
                                   Industrial Boxboard Corporation

               However, for the Industrial Boxboard Corporation Profit Sharing Plan, J.N. Hunter and J.A. Hunter, Trustees:

               [X] An employee benefit plan in accordance with section 240.13d-1(b)(1)(ii)(F)
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Item 4.   Ownership:

          J. N. Hunter:

          (a)  Amount Beneficially Owned:                        949,353
               (includes warrants to purchase 814,353 shares)

          (b)  Percent of Class:                                 9.27%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   230,000
                     (shares held in J. N. Hunter's IRA)

               (ii)  shared power to vote or to direct the vote: 719,353

               (iii) sole power to dispose or to direct the
                     disposition of:                             230,000
                     (shares held in J. N. Hunter's IRA)

               (iv)  shared power to dispose or to direct the
                     disposition of:                             719,353


          J. A. Hunter:

          (a)  Amount Beneficially Owned:                        719,353
               (includes warrants to purchase 664,353 shares)

          (b)  Percent of Class:                                 7.13%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   0

               (ii)  shared power to vote or to direct the vote: 719,353

               (iii) sole power to dispose or to direct the
                     disposition of:                             0

               (iv)  shared power to dispose or to direct the
                     disposition of:                             719,353

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Item 4.   Ownership: (continued)


          Industrial Boxboard Corporation Profit Sharing Plan,
          J. N. Hunter and J. A. Hunter, Trustees:

          (a)  Amount Beneficially Owned:                        565,353
               (includes warrants to purchase 514,353 shares)

          (b)  Percent of Class:                                 5.69%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   565,353

               (ii)  shared power to vote or to direct the vote: 0

               (iii) sole power to dispose or to direct the
                     disposition of:                             565,353

               (iv)  shared power to dispose or to direct the
                     disposition of:                             0



          Industrial Boxboard Corporation, a California Corporation
          J. N. Hunter and J. A. Hunter, its sole shareholders as community property:

          (a)  Amount Beneficially Owned:                        154,000
               (includes warrants to purchase 150,000 shares)

          (b)  Percent of Class:                                 1.61%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   154,000

               (ii)  shared power to vote or to direct the vote: 0

               (iii) sole power to dispose or to direct the
                     disposition of:                             154,000

               (iv)  shared power to dispose or to direct the
                     disposition of:                             0


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Item 5.        Ownership of Five Percent or Less of a Class:

                                 Not applicable


Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                                 Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                                 Not applicable


Item 8.        Identification and Classification of Members of the Group:

                                 Not applicable


Item 9.        Notice of Dissolution of Group

                                 Not applicable


Item 10.       Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         May 14, 2002

               Industrial Boxboard Corporation Profit Sharing Plan


               /s/ J. N. Hunter                       /s/ J. A. Hunter
               -----------------------                -----------------------
               J. N. Hunter, Trustee                  J. A. Hunter, Trustee


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Item 10.       Certification (continued)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 14, 2002

          /s/ J.N. Hunter                    /s/ J.A Hunter
          --------------------------     -----------------------
          J.N. Hunter                          J.A. Hunter

          Industrial Boxboard Corporation, a California corporation


          /s/ J.N. Hunter
          --------------------------
          J.N. Hunter, its President

Note:     The address for all reporting persons herein is the address listed in
          Item 2(b) above.